UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2021

Commission File Number: 001-38350

LITHIUM AMERICAS CORP.
(Translation of Registrant’s name into English)

900 West Hastings Street, Suite 300,
Vancouver, British Columbia,
Canada V6C 1E5
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

On May 5, 2021, Lithium Americas Corp. issued these Manaegment Proxy Materials attached hereto as Exhibits, which is hereby incorporated by reference into this report furnished on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Meeting
99.2	Information Circular
99.3	Form of Proxy
99.4	Voting Instruction Form
99.5	Return Card
99.6	Virtual User Guide

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2021

LITHIUM AMERICAS CORP.

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	Chief Executive Officer